BC Form 51-509F2

Amended Notice of Investor Relations Activities

This is the form required under section 8 of BC Instrument 51-509 Issuers Quoted in the U.S. Over-the-Counter Markets for an OTC reporting issuer to give notice of investor relations activities

Issuer Information
Name of Issuer: Head office address: Telephone number: Fax number: E-mail address:	Balaton Power Inc. (the Issuer) Suite 206, 20257 54th Avenue Langley, British Columbia V3A 3W2 1 (877) 559-5988 (604) 533-5075 boxbal@shaw.ca

Notice of investor relations activities

1.     Describe the relationship between the Issuer and the person engaged in investor relations activities on behalf of the Issuer.

The Issuer has engaged the Eversull Group, Inc., a company residing in Frisco Texas, and an unrelated third party, to provide communications investor relations and communications services.

2.     Include particulars of any agreement, arrangement, commitment or understanding between the Issuer and the person engaged in investor relations activities. The particulars must include:

i.     the date and duration of the agreement,

ii.     the scope of activities being conducted, and

iii.     the compensation paid by the Issuer, including any non-cash compensation

The agreement is dated effective as of September 15, 2011 and is for an initial term of six months, which may be extended upon agreement of both parties. As indicated above, the scope of activities being conducted is communications investor relations and communications services. Compensation under the agreement is to consist of an initial start-up administrative fee of US$500, and US$500 for the first month of the term. In each of the next five months, the monthly fee will be thereafter be increased by $250 per month to a maximum of $2000 in the last month of the initial term. Compensation also consists of 200,000 options for common shares of the Issuer for two years from October 6, 2011 at a price of US$0.04 per share, vesting over a period of 12 months from October 6, 2011.

The Issuer has / has not issued a news release disclosing the share option information.

If the Issuer has issued a news release, the Issuer may file it with this form.

Certificate

On behalf of the Issuer, I certify that the statements made in this Notice are true.

Date:     November ____, 2011

Balaton Power Inc.
Name of Issuer (please print)

Paul Preston
Chief Financial Officer
(604) 864-4942
Print name, title and telephone number
of person signing

"Paul P. Preston"
Signature

Warning:     It is an offence to make a statement in this Notice that is false or misleading in a material respect, or to omit facts that make this Notice false or misleading in a material respect.